Exhibit 99.1

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

ARCTURUS THERAPEUTICS LTD.,	Case No.: 18cv766-MMA (NLS)
Plaintiff,
ORDER GRANTING IN PART AND
v.	DENYING IN PART PLAINTIFF'S
MOTION FOR PRELIMINARY
JOSEPH E. PAYNE; PETER FARRELL;	INJUNCTION AND EXPEDITED
ANDREW SASSINE; BRADLEY	DISCOVERY
SORENSON; and JAMES BARLOW,
Defendants.
[Doc. No. 10]

Plaintiff Arcturus Therapeutics Ltd. (“Arcturus” or “Plaintiff”) has filed a complaint for injunctive relief against Defendants Joseph E. Payne, Peter Farrell, Andrew Sassine, Bradley Sorenson, and James Barlow (collectively, “Defendants”). Doc. No. 1 (“Compl.”). Presently before the Court is Plaintiff’s motion for preliminary injunction and expedited discovery. Doc. No. 10-1 (“Mtn.”). Payne and Sorenson have opposed the motion [Doc. Nos. 24 (“Payne Oppo.”), 25 (“Sorenson Oppo.”)] and Plaintiff replied [Doc. No. 31 (“Reply”)]. Also, Farrell, Sassine, and Barlow joined Payne’s opposition. Doc. No. 32. The Court found the matter suitable for determination on the papers and without oral argument pursuant to Civil Local Rule 7.1.d.1. Doc. No. 36. For reasons set forth below, the Court GRANTS IN PART AND DENIES IN PART Arcturus’ motion.

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Background

Plaintiff alleges that Defendants violated and are continuing to violate Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), and Regulation 13D promulgated thereunder by the United States Securities Exchange Commission (“SEC”) by depriving shareholders of basic information needed to fairly assess the facts to inform their votes at an upcoming Extraordinary General Meeting1 (“EGM”) of shareholders to vote on the composition of Arcturus’ Board of Directors (the “Board”). Compl., ¶ 1. Payne is alleged to be a leader of a group of the Defendants and other unknown shareholders (hereinafter, the “Payne Group”) who have “unlawfully and secretly agreed to buy, sell, and vote a controlling block of Ordinary Shares” of Arcturus in support of Payne’s proxy contest to take control of the Board. Id.; Mtn. at 8. Specifically, Plaintiff alleges that Payne’s and Sorenson’s Schedules 13D and amendments filed with the SEC violate the disclosure and reporting rules because they fail to disclose: (1) the existence of the Payne Group; (2) the identities of the members in the Payne Group; and (3) the accompanying beneficial ownership of Arcturus’ securities held by such members.2 Compl., ¶¶ 3-4.

A.	The Parties

Plaintiff Arcturus is a corporation organized and existing under the laws of Israel and headquartered in San Diego, California that is “working to develop and commercialize [ribonucleic acid] [(“]RNA[”)] technologies to treat various diseases,” including cancer. Compl., ¶ 10; Mtn. at 8. Defendant Payne is a shareholder and Director of Arcturus, a former Director of Arcturus Therapeutics, Inc. (“ATI”),3 and the former President and CEO of both ATI and Arcturus until he was terminated in late January 2018. Compl., ¶ 11. Defendants Farrell, Sassine, and Barlow are Payne’s

[1]	The EGM must be held on or before June 24, 2018. Reply at 5.
[2]	The remaining Defendants and alleged group have not filed Schedules 13D. Compl., ¶¶ 12, 13, 15.
[3]	Arcturus is the parent company of ATI. Compl., ¶ 10. Arcturus acquired ATI in November 2017. Id. Prior to the acquisition, Arcturus’ name was Alcobra Ltd. Id.

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nominees for the Board. Compl., ¶¶ 12, 13, 15. Plaintiff alleges, upon information and belief, that Farrell controls the “Farrell Trust” which is a shareholder of Arcturus and that Barlow and Sassine are Arcturus shareholders. Compl., ¶¶ 12, 34-36. Defendant Sorenson is also a shareholder in Arcturus and has filed a Schedule 13D that does not disclose an agreement to work with Payne. Compl., ¶ 14. Sorenson is also the CEO of a competing firm called Providence Therapeutics Inc. (“Providence”). Compl., ¶ 25.

B.	Factual Background

On September 27, 2017, Alcobra Ltd. (now Arcturus) and ATI announced the signing of the merger agreement, under which ATI would become a wholly owned subsidiary of Alcobra. Compl., ¶ 20. The merger agreement stated that Payne would become one of seven members of the Board. Id. At the time of the merger, Payne was a director and officer of ATI. Compl., ¶ 21. As part of the merger transaction, Payne received 1,465,097 Shares of Arcturus. Compl., ¶ 22. His most recent Schedule 13D filing reveals that he currently owns 13.7% of Arcturus’ shares, making him the single largest shareholder. Id.

Plaintiff alleges that “[t]hroughout his tenure at ATI and [Arcturus], Payne demonstrated a general lack of care and an ignorance of his responsibilities as President and CEO, including working with Defendant Sorenson – a childhood friend and, upon information and belief, a Payne Group member – to harm Arcturus,” which ultimately led to Payne’s termination for cause. Compl., ¶ 23. For example, in August and September 2017, Plaintiff alleges that Payne and Sorenson colluded to attempt to transfer significant amounts of Arcturus’ intellectual property rights from Arcturus to Sorenson and Providence. Compl., ¶ 25. When the ATI Board became aware of the attempted transfer it immediately notified Providence it would not agree to the terms. Id. Sorenson then threatened to initiate a proxy fight against Arcturus if Arcturus did not accede to his and Payne’s demands. Id. Also in September 2017, Payne and Sorenson, upon information and belief, held secret negotiations for financing a transaction in which Sorenson would

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provide $10 million in financing to ATI in exchange for a convertible debt and a seat on the ATI Board. Compl., ¶ 26. Payne did not inform the ATI Board of this plan. Id.

As a result, on January 25, 2018, the Board dismissed Payne as President and CEO of Arcturus. Compl., ¶ 29. On February 2, 2018, Arcturus reported Payne’s termination to the public. Compl., ¶ 30. On that same day, Payne sent a letter alleging procedural flaws in the resolution of the Board that led to his dismissal. Compl., ¶ 31. At Payne’s request, the Board convened a meeting on February 5, 2018 to discuss Payne’s letter and the resolutions that had been passed during the January 25, 2018 Board meeting. Compl., ¶ 32. During this meeting, “it was once again explained that Payne’s dismissal had been against the backdrop of the Board’s loss of faith in his abilities as President and CEO” and the vote was passed again with a majority. Id.

On February 12, 2018, Payne sent a letter to the Board announcing his slate of candidates to replace the Board. Compl., ¶ 33. The next day, Payne filed an amended Schedule 13D filing, attaching his letter. Id. The Payne nominees include: Farrell, Sassine, Magda Marquet,4 and Barlow. Id. Barlow, Farrell, and Sassine signed nomination agreements, which were filed with Payne’s amended Schedule 13D. Id. Shortly after being nominated, Barlow and Sassine began purchasing shares. Compl., ¶¶ 35-36. Barlow allegedly purchased 10,000 shares and Sassine allegedly purchased 1.72% of the outstanding shares. Id. Plaintiff also believes that the Farrell Trust has been coordinating to accumulate and purchase Arcturus shares to increase the Payne Group’s voting power and influence the decisions of Arcturus shareholders without disclosing that it is part of a group. Mtn. at 15.

On February 26, 2018, Arcturus held “what would normally have been a routine shareholder vote to ratify the appointment of a new independent auditor.” Compl., ¶ 37. Plaintiff claims the appointment was necessary because of the merger with Alcobra. Id.

[4]	Marquet is not a defendant in this action. Mtn. at 14 n.4.

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The Board, including Payne, had unanimously resolved to preliminarily appoint the auditor. Id. However, the appointment was not ratified because Payne and others voted against it. Compl., ¶ 38. Plaintiff alleges that the appointment of an independent auditor is “so uncontroversial and also so vital, there can be no explanation for this outcome other than that Payne encouraged a majority of the Company’s shareholders to vote against ratification out of spite for having been terminated as CEO.” Id. The shareholders who voted against the independent auditor ratification included Payne (13.79% interest), Sorenson (5.4%), and the Farrell controlled Farrell Trust (0.49%), which comprised of nearly 50% of the votes cast. Compl., ¶ 39.

On April 4, 2018, Payne filed an amended Schedule 13D “in which he tacitly admitted that he is engaging with other shareholders without disclosing the existence of the Payne Group” and claimed “he was coordinating with his ‘team of supporters’ to keep the Board ‘under the microscope.’” Compl., ¶ 40. On April 13, 2018, Payne filed another amended Schedule 13D, which stated that “[c]hange in Arcturus board is needed on an urgent basis” and cited to “[o]verwhelming support” for his nominees, but which does not mention any other Payne Group member, and does not mention changes in beneficial ownership for Payne individually, or collectively for the Payne Group. Compl., ¶ 43.

C.	Procedural Background

Plaintiff filed a Complaint initiating this lawsuit on April 19, 2018. Compl. On April 24, 2018, Plaintiff filed the instant motion for a temporary restraining order (“TRO”), preliminary injunction, and expedited discovery. Mtn. The Court set the motion for hearing on May 1, 2018 at 10:00 a.m. and issued a briefing schedule requiring Defendants to file an opposition to the motion by April 27, 2018. Doc. Nos. 11, 15. On April 25, 2018, Payne filed an ex parte motion for an extension of time to file an opposition and to continue the hearing date. Doc. No. 17. In his motion, Payne indicated there was no currently scheduled EGM, which indicated no exigency in deciding the TRO. Id. Plaintiff did not address Payne’s contention that an EGM had not been

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scheduled at that time. Doc. No. 18. Accordingly, on April 26, 2018, the Court denied Plaintiff’s motion for a TRO and set a hearing for May 21, 2018 on Plaintiff’s motion for preliminary injunction and expedited discovery. Doc. No. 19.

On May 3, 2018, Plaintiff filed a motion for reconsideration of the Court’s April 26, 2018 order. Doc. No. 20. For the first time, Plaintiff contended it needed expedited discovery “to more fully inform its motion for preliminary injunction,” and asked the Court to re-schedule the hearing to allow limited discovery prior to the parties filing additional briefing on the preliminary injunction motion. Doc. No. 20-1 at 2, 9. The Court denied the motion for reconsideration. Doc. No. 29.

Motion for Preliminary Injunction

Plaintiff requests that the Court issue a preliminary injunction that: (1) directs Defendants to immediately file original or corrected amended Schedules 13D with the SEC that comply with Section 13(d) and to cease all illegal coordinated group activity until such disclosures are truthfully filed; and (2) prevent Defendants from continuing to illegally coordinate group activity without disclosing such agreements in a Schedule 13D.5 Mtn. at 30.

A.	Evidentiary Objections

As a preliminary matter, the Court addresses Payne’s evidentiary objections. See Doc. No. 24-3. “[A] preliminary injunction is customarily granted on the basis of procedures that are less formal and evidence that is less complete than in a trial on the

5 Plaintiff requests the Court judicially notice: (1) documents filed with the SEC; (2) publicly-available information regarding ownership of Acrturus common stock; and (3) other publicly-available information. Doc. No. 10-8 at 2. The Court DENIES Plaintiff’s request to judicially notice Exhibits B, C, D, F, G, H, J, K, N, O, P, Q, and R because judicial notice of these documents is unnecessary for the instant purposes and the Court finds disposition of the motion proper without reference to these documents; and GRANTS Plaintiff’s request to judicially notice Payne’s and Sorenson’s Schedules 13D and amendments (Exhibits, A, E, I, L, and M). See Ruiz v. City of Santa Maria, 160 F.3d 543, 548 n.13 (9th Cir. 1998) (stating that judicial notice is inappropriate where the facts to be noticed are not relevant to the disposition of the issues before the court); Shurkin v. Golden State Vintners, Inc., 471 F. Supp. 2d 998, 1011 (N.D. Cal. 2006) (judicially noticing Schedules 13D).

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merits.” Univ. of Tex. v. Camenisch, 451 U.S. 390, 395 (1981). Thus, the Federal Rules of Evidence do not strictly apply to preliminary injunction proceedings because “[t]he urgency of obtaining a preliminary injunction necessitates a prompt determination” and makes it difficult for a party to procure supporting evidence in a form that would be admissible at trial.” Flynt Distrib. Co., 734 F.2d at 1394; accord Puricle, Inc. v. Church & Dwight Co., 568 F. Supp. 2d 1144, 1147 (C.D. Cal. 2008); see e.g., id.; Republic of the Philippines v. Marcos, 862 F.2d 1355, 1363 (9th Cir. 1988) (en banc); Flynt Distrib. Co. v. Harvey, 734 F.2d 1389, 1394 (9th Cir. 1984). District courts “may give even inadmissible evidence some weight, when to do so serves the purpose of preventing irreparable harm.” Flynt Distrib. Co., 734 F.2d at 1394. As a result, district courts have exercised this discretion to consider a variety of evidence at the preliminary injunction stage that may otherwise be inadmissible. See, e.g., Johnson v. Couturier, 572 F.3d 1067, 1083 (9th Cir. 2009) (considering “unverified client complaints” and the plaintiff’s counsel’s interested declaration); Flynt Distrib. Co., 734 F.2d at 1394 (relying on hearsay statements); Moose Creek, Inc. v. Abercrombie & Fitch Co., 331 F. Supp. 2d 1214, 1224 n.4 (C.D. Cal. 2004) (considering internet materials that were not individually authenticated).

Here, Payne makes numerous evidentiary objections to the declaration of Mark Herbert [Doc. No. 10-8], and Exhibit D attached thereto. Doc. No. 24-3. The grounds for Payne’s objections are the best evidence rule, lack of foundation, failure to authenticate, and inadmissible hearsay under the Federal Rules of Evidence 1002, 602, 901, and 801. Having reviewed these objections and Plaintiff’s responses [Doc. No. 31-4], and having considered the evidence submitted in light of the standard discussed above, the Court OVERRULES Payne’s objections.

B.	Legal Standard

“A preliminary injunction is an extraordinary remedy never awarded as of right.” Winter v. Nat. Res. Def. Council, Inc., 555 U.S. 7, 9 (2008). “A plaintiff seeking a preliminary injunction must establish that he is” (1) “likely to succeed on the merits,” (2)

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“likely to suffer irreparable harm in the absence of preliminary relief,” (3) “that the balance of equities tips in his favor,” and (4) “that an injunction is in the public interest.” Id. at 20; see JL Beverage Co., LLC v. Jim Bean Brands, Co., 828 F.3d 1098, 1105 (9th Cir. 2016) (stating that the plaintiff “bears the burden of establishing the merits of its claims” on a motion for preliminary injunction). The Ninth Circuit employs a “‘sliding scale’ approach to evaluating the first and third Winter elements,” which dictates that “a preliminary injunction may be granted when there are ‘serious questions going to the merits and a hardship balance that tips sharply toward the plaintiff,’ so long as ‘the other two elements of the Winter test are also met.’” See Ass’n des Eleveurs de Canards et d’Oies du Quebec v. Harris, 729 F.3d 937, 944 (9th Cir. 2013) (quoting Alliance for the Wild Rockies v. Cottrell, 632 F.3d 1127, 1131-32 (9th Cir. 2011)). “Serious questions” are “substantial, difficult and doubtful, as to make them a fair ground for litigation and thus for more deliberative investigation.” See Republic of the Philippines v. Marcos, 862 F.2d 1355, 1362 (9th Cir. 1988). “Serious questions need not promise a certainty of success, nor even present a probability of success, but must involve a fair chance of success on the merits.” Id. (quotation marks omitted).

Further, “[i]n deciding a motion for preliminary injunction, the district court ‘is not bound to decide doubtful and difficult questions of law or disputed questions of fact.’” Int’l Molders’ and Allied Workers’ Local Union No. 164 v. Nelson, 799 F.2d 547, 551 (9th Cir. 1986) (citing Dymo Indus., Inc. v. Tapewriter, Inc., 326 F.2d 141, 143 (9th Cir. 1964)). But, if a court does make factual findings or conclusions “when evaluating the merits of a preliminary injunction motion,” those findings and conclusions “are not binding at trial on the merits.” See Purdum v. Wolfe, No. C-13-04816 DMR, 2014 WL 171546, at *4 (N.D. Cal. Jan. 15, 2014) (quoting Univ. of Tex. v. Camenisch, 451 U.S. 390, 395 (1981)).

C.	Discussion

The Court discusses each of the Winter elements in turn.

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1.	Likelihood of Success on the Merits

Plaintiff is only entitled to relief if it can demonstrate a likelihood of success on the merits, meaning that there are serious questions going to the merits of its claim. See Winter, 555 U.S. at 20. For the reasons stated below, Plaintiff has shown that its sole claim for injunctive relief for violations of Section 13(d) of the Exchange Act and Regulation 13D has a likelihood of success on the merits.

a.        Section 13(d) and Regulation 13D

“Section 13(d) of the Exchange Act, commonly known as the Williams Act, requires disclosure of certain information by persons acquiring five percent or more of the shares of a registered company in order to alert investors in such companies of relatively sudden accumulations of securities by any person or group, and to apprise investors of potential and actual changes in the conduct of the business or structure of ownership.” Jewelcor, Inc. v. Pearlman, 397 F. Supp. 221, 232 (S.D.N.Y. 1975) (citing GAF Corp. v. Milstein, 453 F.2d 709, 717, 720 (2d Cir. 1971), cert. denied, 406 U.S. 910 (1972)); 15 U.S.C. § 78m(d)(1). “The information required in the disclosure statement (designated Schedule 13(d) by the SEC) includes, among other things, a statement of the person or group’s aggregate interest in securities of the issuer. The disclosure statement must describe the purposes of the transaction, including changes that the participants plan to make in the management, structure, or business operations of the corporation. It also must set forth any relationships and arrangements among the parties to the transaction or among those parties and third parties, including agreements with respect to voting of shares or proxies.” Portsmouth Square, Inc. v. Shareholders Protective Comm., 770 F.2d 866, 870 n.7 (9th Cir. 1985); 15 U.S.C. § 78m(d)(1)(A)-(E).

Section13(d)(3), imposes the section 13(d) disclosure obligation on groups of shareholders who “act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer.” 15 U.S.C. § 78m(d)(3). The group is deemed a “person” for purposes of section 13(d), and therefore,

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must file a Schedule 13(d) if the aggregate ownership of those who participate exceeds five percent of the relevant class of securities. See id.

SEC Rule 13d-5(b)(1) provides that the Section 13(d) disclosure requirements apply to the aggregate holdings of any “group” formed “for the purpose of acquiring, holding, voting, or disposing” of equity securities of an issuer. 17 C.F.R. § 240.13d-5(b)(1). Thus, this rule tracks section 13(d)(3) in all respects except that the rule adds voting as a group for the purpose of triggering the disclosure provisions. Compare id. with 15 U.S.C. § 78m(d)(3).

b.        13D Disclosures

Arcturus attacks Payne’s and Sorenson’s Schedule 13D disclosures and the lack of a group Schedule 13D, asserting that they fail to disclose: (1) the existence of the group; (2) the group members’ identities; and (3) the accompanying beneficial ownership of Arcturus’ securities held by the Payne Group. Compl.,, ¶ 4. Thus, the Court must determine whether Plaintiff is likely to prevail on its claims that a group was formed and that the disclosures on the Schedule 13D and amendments are inadequate.

i.        Formation of a Group

Whether two or more persons constitute a group for purposes of Section 13(d) is a question of fact. Roth v. Jennings, 489 F.3d 499, 508 (2d Cir. 2007). Under Section 13(d), a group is defined as two or more persons who agree to act “together for the purpose of acquiring, holding, or disposing of securities.” 17 C.F.R. § 240.13d-5(b)(1); United States SEC v. Sierra Brokerage Servs., 608 F. Supp. 2d 923, 958 (S.D. Ohio 2009). “The agreement need not be formal or written; evidence of ‘coordinated action’ may be sufficient to indicate the existence of a group.” Sierra Brokerage Servs., 608 F. Supp. 2d at 958 (citation omitted). Moreover, an agreement to act together as a group “may be proved by direct or circumstantial evidence.” Morales v. Quintel Entm’t, Inc., 249 F.3d 115, 124 (2d Cir. 2001). Here, Plaintiff alleges that Payne and the Payne Group agreed to act together for the purpose of voting Payne’s nominees to the Board. See generally, Compl.

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Payne argues Plaintiff has “submitted no direct evidence establishing the existence of an agreement between Payne and the other Defendants to acquire, hold, or vote Company shares.” Payne Oppo. at 18. However, as indicated previously, a group need not formally memorialize its objective in writing, and direct evidence is not required. Hallwood Realty Partners, L.P. v. Gotham Partners, L.P., 286 F.3d 613, 617 (2d Cir. 2002). According to Sorenson, there is no evidence of his involvement in a group because Plaintiff does not allege he made any coordinated purchases of shares and because the vote against ratification did not involve two of the alleged Payne Group members. Sorenson Oppo. at 14-15. As will be discussed below, Sorenson fails to meaningfully address Plaintiff’s allegations regarding his and Payne’s prior actions, which the Court takes into consideration in determining whether or not Plaintiff has shown a likelihood of success in its claim that a group was formed.6

Despite Payne’s and Sorenson’s arguments, several facts are indicative of the formation of a group and the purpose of its members to obtain control of Arcturus. See Reply at 7-10; see Hallwood, 286 F.3d at 617-18 (indicating that existence of a group may be shown by circumstantial evidence, including “prior relationships and trading patterns,” “discussions between the defendants,” and evidence of “a particular modus operandi”). The most obvious expressions of this intention are Payne’s Schedule 13D and amendments. For example, on February 12, 2018, Payne filed an amended Schedule 13D, stating that the purpose of the transaction was to request an EGM to vote upon the following three proposals: (1) to remove and transfer five persons from the Board; (2) to amend particular articles “with immediate effect, so that the authority to determine the number of directors of the Company, as well as the authority to elect new directors to the Board, is also provided – in any circumstances – to [EGMs];” and (3) to elect Payne’s four Board nominees. Compl., Exhibit 2 at 6-7. Payne attached signed nomination

[6]	Sorenson merely refers to these prior acts as “red herrings.” Sorenson Oppo. at 6.

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agreements for each of his nominees to his amended Schedule 13D. Compl., Exhibit 2. Similarly, Payne’s April 3, 2018 amended Schedule 13D explains that he has a “team of supporters.” Compl., Exhibit 3 at 7.

Further evidence of the agreement among the members of the group to obtain control appears from the purchases by Defendants following their nomination to the Board.7 For example, Arcturus contends that since Barlow was nominated as a director, he purchased 10,000 shares between February 12, 2018 and March 28, 2018 and that Sassine purchased 1.72% of the outstanding shares during that same time-frame. Compl., ¶¶ 35-36.

Evidence of Sorenson’s participation in the alleged group appears from his history with Payne. While Sorenson was the CEO of Providence, he and Payne attempted to transfer Arcturus’ intellectual property rights to Providence for “no additional consideration.” Compl., ¶ 25. When the Board caught wind of the attempted transfer, it explained it would not agree to the terms. Id. Sorenson then threatened “to initiate a proxy fight against Arcturus.” Id. Also, Sorenson purchased additional shares on January 3, 2018. Compl., ¶ 28.

In addition, evidence of the existence of the group appears from the vote against ratification of the appointment of an independent auditor for Arcturus following its recent merger. Plaintiff alleges that ratification of the appointment of an independent auditor following a merger is “so uncontroversial and also so vital, there can be no explanation for this outcome other than that Payne encouraged a majority of the Company’s shareholders to vote against ratification out of spite. . . .” Compl., ¶ 38. The shareholders who voted against ratification included Payne, Sorenson, and the Farrell controlled Farrell Trust, suggesting that they are working together. Compl., ¶ 39; Exhibit 7.

7 The Court notes that Defendant Payne contends this event is not tied to an agreement. Payne Oppo. at 19. However, the Court finds that this fact along with the other facts alleged indicate that Plaintiff has a fair chance of success on the merits.

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Finally, the Court considers the overarching situation at issue in this case. Payne has nominated Farrell, Sassine, Sorenson, and Barlow to the Board. In combination with the other facts alleged, the context suggests a fair chance that Defendants (who are either nominees or the person who nominated them) agreed to work together for the purpose of electing the nominees to the Board.

ii.        Compliance with Schedule 13D Requirements

In order to come within the filing requirement of section 13(d), the group must beneficially own 5% or more of the company’s shares. “Under the SEC interpretation, section 13(d) applies even if none of the parties to the agreement has actually purchased any securities in connection with the agreement. The group formed by the agreement is deemed to have acquired beneficial ownership of all securities beneficially owned by any group member on the date of the agreement.” Portsmouth Square, 770 F.2d at 871 (citing 17 C.F.R. § 240.13d-5(b)(1)). Here, Arcturus claims that Payne has somewhere between 10.3% and 13.7% of Arcturus’ shares, The Farrell Trust which is controlled by Farrell owns roughly 0.49%, Barlow owns at least 10,000 shares, Sassine owns at least 1.72% of Arcturus shares, and Sorenson owns 5.4% of Arcturus shares. Compl., ¶¶ 11, 11 n.1, 34-36, Exhibit 7. In total, Plaintiff believes Defendants control “around 25% and potentially more” of Arcturus stock. Mtn. at 9. Thus, even though some of the Defendants individually own less than a 5% interest in the company, as a group their beneficial ownership interest of more than 5% imposes a duty on the group to file a Schedule 13D. As a result, the Court finds that Arcturus is likely to prevail in showing that Defendants formed a group requiring the filing of a Schedule 13D.

Section 13(d) was “designed as a broad disclosure provision to give shareholders and the market notice of potential changes in corporate control.” SEC v. First City Fin. Corp., Ltd., 688 F. Supp. 705, 724 (D.D.C. 1988), aff’d, 890 F.2d 1215 (D.C. Cir. 1989). “A schedule 13D report reveals the background and identity of group members, their businesses, their source(s) of financing, their purpose in acquiring the stock, and their plans and intentions with respect to the issuer.” Independence Fed. Sav. Bank v. Bender,

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332 F. Supp. 2d 203, 213 (D.D.C. 2004). Additionally, a Schedule 13D must include “a statement of the person or group’s aggregate interest in securities of the issuer.” Portsmouth Square, 770 F.2d at 870 n.7.

Here, there is an adequate basis in the record indicating that Arcturus is likely to prevail in its claim that the Schedules 13D fail to disclose information regarding the Payne Group. As discussed above, the Court finds that Plaintiff has sufficiently established the existence of the Payne Group acting together for the purpose of electing Sorenson, Sassine, Barlow, and Farrell to the Board. Plaintiff also alleges that the Payne Group has not filed a Schedule 13D and that Payne’s and Sorenson’s Schedules 13D and amendments do not disclose the existence of the Payne Group, its members, or its beneficial ownership. See Compl., ¶¶ 3-4, 12-15. Because a Schedule 13D must include a statement of the group’s aggregate interest in securities of the issuer, the background and identity of the group members, and their plans and intentions with respect to the issuer, the Court finds that Arcturus is likely to prevail on its claim that Defendants’ Schedules 13D failed to disclose the information required. See Independence Fed. Sav. Bank, 332 F. Supp. 2d at 213; Portsmouth Square, 770 F.2d at 870 n.7.

c.        Conclusion

In summation, there is a likelihood that Arcturus will succeed on the merits.

2.	Irreparable Harm

The second factor for analysis on an application for a preliminary injunction is a plaintiff’s claims of irreparable harm. See Winter, 555 U.S. at 20. Arcturus contends “irreparable harm exists when shareholders face a vote on a proxy contest without being informed of the truth behind their choices.” Mtn. at 22. Payne argues that Arcturus shareholders “have already received sufficient information to inform their vote at the EGM.” Payne Oppo. at 24. Specifically, Payne states that he has disclosed his purchase of shares, his intention to call a proxy vote, and his express denial of the existence of a group in a press release. See id. Sorenson likewise argues that the shareholders have received sufficient information because Payne attached his press release with all the

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relevant information on April 23, 2018 to his amended Schedule 13D and “through the flurry of filings annexed to the Motion papers.” Sorenson Oppo. at 17.

“An uninformed shareholder vote is often considered an irreparable harm, particularly because the raison d’etre of many of the securities laws is to ensure that shareholders make informed decisions.” Allergan, Inc. v. Valeant Pharms. Int’l, Inc., No. SACV 14-1214 DOC(ANx), 2014 WL 5604539, at *16 (C.D. Cal. Nov. 4, 2014) (citing e.g., Gen. Aircraft Corp. v. Lampert, 556 F.2d 90, 96-97 (1st Cir. 1977); St. Louis Police Ret. Sys. v. Severson, No. 12-CV-5086 YGR, 2012 WL 5270125, at *6 (N.D. Cal. Oct. 23, 2012)). For example, in Gen. Aircraft Corp., the Court found that a corporation “had demonstrated irreparable harm sufficient to warrant the issuance of a preliminary injunction” where “[t]he only irreparable harm alleged . . . is the failure to receive information mandated by Section 13(d).” Gen. Aircraft Corp., 556 F.2d at 96-97. That said, noncompliance with Section 13(d) does not per se result in irreparable harm. See Masters v. Avanir Pharms., Inc., 996 F. Supp. 2d 872, 885 (C.D. Cal. 2014).

Here, Defendants do not dispute that the shareholder vote on directors is important or that shareholder voting on the basis of inadequate disclosures may significantly affect who wins several director positions and control the Board. See Payne Oppo.; Sorenson Oppo. Rather, Defendants argue that the necessary information is fully disclosed and, therefore, there is no danger of any uninformed shareholder vote. Payne Oppo. at 24; Sorenson Oppo. at 17. However, “[t]his argument goes to the merits of Plaintiff’s claim, which the Court has already found the Plaintiff likely to succeed on.” Taseko Mines Ltd. v. Raging River Capital, 185 F. Supp. 3d 87, 93-94 (D.D.C. 2016).

“In any event, preventing an uninformed shareholder vote through corrective disclosures once the inadequate disclosure is discovered is preferable to sorting out post-vote remedies for uninformed shareholders.” Allergan, Inc., 2014 WL 5604539, at *16 (citing St. Louis Police Ret. Sys., 2012 WL 5270125, at *6). While Payne and Sorenson argue the shareholders have the relevant information through press releases and exhibits attached to this motion, they have not indicated how the shareholders were specifically

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informed of the exhibits and, as Plaintiff points out, the press release does not disclose “the full allegations, or details” contained in the complaint. See Reply at 11. Accordingly, the Court finds that Arcturus has established that it is likely to suffer irreparable harm in the absence of preliminary relief. Winter, 555 U.S. at 20.

3.	Balance of Hardships and Public Policy Considerations

The third and fourth factors to be considered are whether the balance of the equities tips in Plaintiff’s favor and whether an injunction is in the public’s interest. Winter, 555 U.S. at 20. Arcturus contends that Defendants will suffer no harm because they would merely be required to comply with securities law. Mtn. at 24-25. This indicates that the balance of equities tips in Arcturus’ favor because any harm suffered by Defendants is outweighed by the harm Plaintiff will suffer from inadequate disclosures. Arcturus further contends that the injunction is in the public’s interest because it will prevent continuing violations of Section 13(d). Id. at 25. Payne contends that injunctive relief would only delay the EGM, which would harm the shareholders and public. Payne Oppo. at 26-27. Sorenson contends shareholders have a right to exercise corporate governance, such that the balance of the hardships tips in Defendants’ favor. Sorenson Oppo. at 17. Neither Payne nor Sorenson address the impact of an uninformed vote on an EGM or the exercise of corporate governance. If shareholders lack the required information to vote on corporate governance at an EGM, the hardship would be on the shareholders and the public. Additionally, “effective enforcement of the federal securities laws promotes the public interest.” Taseko Mines, 185 F. Supp. 3d at 94 (citing Graphic Sciences, Inc. v. Int’l Mogul Mines Ltd., 397 F. Supp. 112, 128 (D.D.C. 1974). Accordingly, the Court finds that a fully informed shareholder vote in compliance with Section 13(d) of the Exchange Act is in the best interests of shareholders and the shareholding public in general.

D.	Conclusion

“[T]he interests that section 13(d) protects ‘are fully satisfied when the shareholders receive the information required to be filed.’” CSX Corp. v. Children’s Inv.

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Fund Mgmt. (UK) LLP, 654 F.3d 276, 286 (2d Cir. 2011) (quoting Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980)). As such “there [is] no risk of irreparable injury and no basis for injunctive relief” where the shareholders receive the required information in sufficient time for shareholders to cast informed votes. Treadway, 638 F.2d at 380. Even though the Court finds that Plaintiff is likely to succeed on its claim, “it would hardly seem proper for the district court to order [Defendants] to ‘disclose’ what [they deny] . . . .” Sea Containers, Ltd. v. Stena AB, 890 F.2d 1205, 1210 (D.C. Cir. 1989).

As a result, the Court declines to enjoin Defendants’ as requested by Plaintiff. “The annexation of [the] complaint would appear to offset most if not all possible adverse consequences . . . . There is no evidence, nor much room for suggestion either, of any real danger that investors will be unaware of the possibility” that Defendants are acting as a group in support of Payne’s proxy contest to take control of the Board. Id. at 1211. “When the contravening complaint [is] coupled with the Schedule 13D, everyone [will be] apprised of that possibility.” Id. Accordingly, it would be inappropriate for the Court to require Defendants to state what they contend is not true in a Schedule 13D. Thus, the Court instead requires Payne, the alleged leader of the Payne Group, to amend his Schedule 13D by attaching a copy of the complaint in this action.8

Motion for Expedited Discovery

Plaintiff also seeks expedited discovery because the EGM will be held prior to the ordinary course of discovery pursuant to the Federal Rules of Civil Procedure and because Plaintiff believes there is a risk of spoliation of evidence. Mtn. at 26-28. Although unclear from its motion, it appears that Plaintiff will utilize any expedited

8 While Federal Rule of Civil Procedure 65 purports to require a bond, neither Payne nor Sorenson addresses what a reasonable bond amount would be in light of the actions Defendants would be required to take if injunctive relief is granted. See Payne Oppo.; Sorenson Oppo.; Fed. R. Civ. P. 65(c). Accordingly, the Court does not require a bond.

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discovery to identify additional Payne Group members. See id. at 26-29. Plaintiff states that its requests will include the following limited document and deposition discovery:

1. All communications between and among the Defendants and any shareholders concerning any agreement, whether formal or informal, to work together to affect the control of the Arcturus Board or to influence shareholder votes;

2. All communications between and among the Defendants and any identified Payne Group members concerning any proxy contest, or potential proxy contest concerning the Company, and all documents related to any such communications;

3. All communications between and among the Payne Group concerning the independent auditor ratification vote on February 26, 2018, and all documents related to any such communications;

4. All communications between and among the Payne Group concerning the purchase of any shares of the Company and the timing of those purchases, and all documents related to any such communications;[]

5. All communications between and among the Payne Group concerning any pending, future, existing, or potential litigation against the Company, and all documents related to any such communications[;]

6. All communications between and among the Payne Group concerning SEC rules and regulations and any filing requirements, and all documents related to any such communications[;]

7. All communications between and among the Payne Group surrounding Payne’s Schedule 13D and accompanying amendments, and all documents related to any such communications[; and]

8. Depositions of Payne, Sorenson, Sassine, Barlow, and Farrell.

Mtn. at 28-29. In its motion for reconsideration, Plaintiff added a deposition of Neda Safarzadeh to its list of expedited discovery requests. Doc. No. 20-1 at 3.

Rule 26(d) of the Federal Rules of Civil Procedure provides that “[a] party may not seek discovery from any source before the parties have conferred as required by Rule 26(f), except . . . when authorized by . . . court order.” Fed. R. Civ. P. 26(d). In considering motions to expedite discovery, Courts apply a “good cause” standard. Semitool, Inc. v. Tokyo Electron Am., Inc., 208 F.R.D. 273, 275-76 (N.D. Cal. 2002). “Good cause may be found where the need for expedited discovery, in consideration of the administration of justice, outweighs the prejudice to the responding party.” Id. at 276.

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Plaintiff argues it needs the expedited discovery because it believes Payne is spoliating evidence. Mtn. at 27-28. In its motion for reconsideration, Plaintiff also states that another employee, Neda Safarzadeh, associated with Payne has allegedly tampered with Arcturus’ property and shareholder contact information and that someone leaked information to Payne such that he was able to reach out to a specific shareholder who inquired about him. Doc. No. 20. As indicated in the Court’s order denying Plaintiff’s motion for reconsideration, Payne contends he took a forensic copy of his company cell phone, reset it to factory settings, and returned the phone to Plaintiff. The Court is not convinced that this, even coupled with Plaintiff’s additional allegations regarding shareholder contact information and Payne’s contact with a particular shareholder, constitutes good cause.

Further, the discovery requested is extremely broad. Also, in light of the preliminary injunction, the Court finds that the requested discovery is not needed on an expedited basis at this time. As such, the Court DENIES WITHOUT PREJUDICE Plaintiff’s motion to expedite discovery.

Conclusion

In conclusion, the Court GRANTS IN PART AND DENIES IN PART Plaintiff’s motion. Specifically, the Court DENIES WITHOUT PREJUDICE Plaintiff’s motion for expedited discovery and GRANTS as modified Plaintiff’s motion for preliminary injunction. Accordingly, the Court ORDERS Defendant Joseph E. Payne to amend his Schedule 13D by attaching a copy of the complaint in this action and file it with the SEC on or before June 1, 2018.

IT IS SO ORDERED.

Dated: May 22, 2018

/s/ Michael M. Anello
Hon. Michael M. Anello
United States District Judge

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